July 25, 2005



Room 4561

Norman E. Corn
Chief Executive Officer
Ion Networks, Inc.
120 Corporate Blvd.
South Plainfield, NJ 07080

Re:	Ion Networks, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed July 12, 2005
	File No. 333-124274

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005, as amended
	File No. 0-13117

Dear Mr. Corn:

	We have reviewed your filings and have the following
additional
comment. With respect to the comment your response should be provided as soon as possible and not later than August 8, 2005. Form 10-KSB/A for the fiscal year ended December 31, 2004
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
1. We note your response to comment 5 of our letter dated July 5, 2005. Based on your previous responses, your business discussion and your website, it appears that you sell PRIISM software as a stand-alone software package that would fall under the scope of SOP 97-2.
Confirm that you are accounting for PRIISM under SOP 97-2 and if not,
how you determined that this software is incidental as defined in paragraph 2 of SOP 97-2. To the extent accounting for PRIISM software under SOP 97-2 is appropriate, revise your revenue recognition policy to describe each product and service, how you are accounting for each product and service (e.g. PRIISMS, devices, tokens) and the authoritative literature that supports your accounting. Your policy should specifically address the factors outlined in paragraph 8 of SOP 97-2.
* * * * *

      You may contact Melissa Rocha, staff accountant, at (202)
551-
3854 or Marc Thomas, senior staff accountant at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please call Adam Halper at (202) 551-3482 or Sara
Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      James Alterbaum
      Moses & Singer LLP
      1301 Avenue of the Americas
            New York, New York 10019
	Phone: (212) 554-7800
      Fax: (917) 206-4394
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Norman E. Corn
Ion Networks, Inc.
July 25, 2005
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